THE CHARLES SCHWAB CORPORATION

Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions)

(Unaudited)

	Three Months Ended March 31,
	2010	2009
Earnings before taxes on earnings	$13	$355
Fixed charges
Interest expense excluding provision for credit losses:
Deposits from banking clients	31	15
Payables to brokerage clients	—	1
Long-term debt	20	14
Other	—	1

Total	51	31
Interest portion of rental expense	14	19

Total fixed charges (A)	65	50

Earnings before taxes on earnings and fixed charges (B)	$78	$405

Ratio of earnings to fixed charges (B) ÷ (A) (1)	1.2	8.1
Ratio of earnings to fixed charges, excluding deposits from banking clients and payables to brokerage clients interest expense (2)	1.4	11.4

(1)

The ratio of earnings to fixed charges is calculated in accordance with SEC requirements. For such purposes, “earnings” consist of earnings before taxes on earnings and fixed charges. “Fixed charges” consist of interest expense as listed above, and one-third of rental expense, which is estimated to be representative of the interest factor.

(2)

Because interest expense incurred in connection with both deposits from banking clients and payables to brokerage clients is completely offset by interest revenue on related investments and loans, the Company considers such interest to be an operating expense. Accordingly, the ratio of earnings to fixed charges, excluding deposits from banking clients and payables to brokerage clients interest expense, reflects the elimination of such interest expense as a fixed charge.